BY-LAW NUMBER 2

TRANSGLOBE ENERGY CORPORATION

(Adopted by the Board of Directors with immediate effect on March 11, 2014)

ARTICLE 1
NOMINATION OF DIRECTORS

Section 1.1 Eligibility for Election

     Only persons who are nominated in accordance with the procedures set out in this Article 1 shall be eligible for election as directors to the board of directors (the "Board") of TransGlobe Energy Corporation (the "Corporation"). Nominations of persons for election to the Board may only be made at an annual meeting of shareholders, or at a special meeting of shareholders called for any purpose which includes the election of directors to the Board, as follows:

(a)	by or at the direction of the Board or an authorized officer of the Corporation, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of Section 136(1) of the Business Corporations Act (Alberta) (the "Act") or a requisition of shareholders made in accordance with the provisions of Section 142(1) the Act; or

(c)	by any person entitled to vote at such meeting (a "Nominating Shareholder"), who:

(i)

is, at the close of business on the date of giving notice provided for in Section 1.3 below and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Corporation; and

(ii) has given timely notice in proper written form as set forth in this Article 1.

Section 1.2 Nominations for Election

     For the avoidance of doubt, the foregoing Section 1.1 shall be the exclusive means for any person to bring nominations for election to the Board before any annual or special meeting of shareholders of the Corporation.

Section 1.3 Notice of Nomination

     For a nomination made by a Nominating Shareholder to be timely notice (a "Timely Notice"), the Nominating Shareholder's notice must be received by the Corporate Secretary of the Corporation at the principal executive offices of the Corporation:

(a)

in the case of an annual meeting of shareholders, not later than the close of business on the 30th day and not earlier than the opening of business on the 65th day before the date of the meeting: provided, however, if the first public announcement made by the Corporation of the date of the annual meeting is less than 50 days prior to the meeting date, not later than the close of business on the 10th day following the day on which the first public announcement of the date of such annual meeting is made by the Corporation; and

(b)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the Board, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting is made by the Corporation.

Section 1.4 Adjournments or Postponements

     The time periods for giving of a Timely Notice shall in all cases be determined based on the original date of the annual meeting or the first public announcement of the annual or special meeting, as applicable. In no event shall an adjournment or postponement of an annual meeting or special meeting of shareholders or any announcement thereof commence a new time period for the giving of a Timely Notice.

Section 1.5 Written Form of Nomination

     To be in proper written form, a Nominating Shareholder's notice to the Corporate Secretary must comply with all the provisions of this Section 1.5 and:

(a)	disclose or include, as applicable, as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a "Proposed Nominee"):

	(i)	their name, age, business and residential address, principal occupation or employment for the past five years, status as a "resident Canadian" (as such term is defined in the Act);

(ii)

their direct or indirect beneficial ownership in, or control or direction over, any class or series of securities of the Corporation, including the number or principal amount and the date (s) on which such securities were acquired;

(iii)

any relationships, agreements or arrangements, including financial, compensation and indemnity related relationships, agreements or arrangements, between the Proposed Nominee or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Proposed Nominee or the Nominating Shareholder;

(iv)

any other information that would be required to be disclosed in a dissident proxy circular or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to the Act or applicable securities law; and

(v)

a duly completed personal information form in respect of the Proposed Nominee in the form prescribed by the principal stock exchange on which the securities of the Corporation are then listed for trading; and

(b)	disclose or include, as applicable, as to each Nominating Shareholder giving the notice and each beneficial owner, if any, on whose behalf the nomination is made:

(i)

their name, business and residential address, direct or indirect beneficial ownership in, or control or direction over, any class or series of securities of the Corporation, including the number or principal amount and the date(s) on which such securities were acquired;

(ii)

their interests in, or rights or obligations associated with, an agreement, arrangement or understanding, the purpose or effect of which is to alter, directly or indirectly, the person's economic interest in a security of the Corporation or the person's economic exposure to the Corporation;

(iii)

any proxy, contract, arrangement, agreement or understanding pursuant to which such person, or any of its affiliates or associates, or any person acting jointly or in concert with such person, has any interests, rights or obligations relating to the voting of any securities of the Corporation or the nomination of directors to the Board;

	(iv)	any direct or indirect interest of such person in any contract with the Corporation or with any of the Corporation's affiliates or principal competitors;

	(v)	a representation that the Nominating Shareholder is a holder of record of securities of the Corporation, or a beneficial owner, entitled to vote at such meeting, and intends to appear in person or by proxy at the meeting to propose such nomination;

	(vi)	a representation as to whether such person intends to deliver a proxy circular and/or form of proxy to any shareholder of the Corporation in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Corporation in support of such nomination; and

	(vii)	any other information relating to such person that would be required to be included in a dissident proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or as required by applicable securities law; and

(c)

be accompanied by a questionnaire, representation and agreement as required by Section 1.6 below, duly completed and signed, and a written consent duly signed by each Proposed Nominee to being named as a nominee and to serve as a director of the Corporation, if elected.

Section 1.6 Questionnaire

     A completed questionnaire as required by Section 1.5(c) shall be in the form provided by the Corporate Secretary of the Corporation (upon written request of the Nominating Shareholder), and shall include:

(a)	information regarding the background, independence and qualification of each Proposed Nominee and the background of each Nominating Shareholder; and

(b)

a written representation and agreement (in the form provided by the Corporate Secretary of the Corporation upon written request of the Nominating Shareholder) confirming, among other things, that such Proposed Nominee is not and will not become a party to any agreement, arrangement or understanding with, or has not given any commitment or assurance to, any person, as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question, or with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of the Corporation, that has not been disclosed to the Corporation.

Section 1.7 Information in Timely Notice

     All information to be provided in a Timely Notice pursuant to this Article 1 shall be provided as of the date of such notice. If requested by the Corporation, the Nominating Shareholder shall update such information forthwith so that it is true and correct in all material respects as of the date that is ten (10) business days prior to the date of the meeting, or any adjournment or postponement thereof.

Section 1.8 Additional Information

     If requested by the Corporation, a Proposed Nominee shall furnish any other information as may reasonably be required by the Corporation to determine the eligibility of such Proposed Nominee to serve as a director of the Corporation or a member of any committee of the Board, with respect to independence or any other relevant criteria for eligibility, or that could be material to a shareholder's understanding of the independence or eligibility, or lack thereof, of such Proposed Nominee.

Section 1.9 Delivery of Timely Notice and Additional Information

     Any notice, or other document or information required to be given to the Corporate Secretary of the Corporation pursuant to this Article 1 may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Corporate Secretary for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Corporate Secretary at the address of the principal executive offices of the Corporation, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

Section 1.10 Additional Matters

(1)

The chair of any meeting of shareholders of the Corporation shall have the power to determine whether any proposed nomination is made in accordance with the provisions of this Article 1, and if any proposed nomination is not in compliance with such provisions, must declare that such defective nomination shall not be considered at any meeting of shareholders.

(2)

Despite any other provision of this Article 1, if the Nominating Shareholder (or a qualified representative of the shareholder) does not appear at the meeting of shareholders of the Corporation (in person or by proxy) to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

(3)

Nothing in this Article 1 shall obligate the Corporation or the Board to include in any proxy statement or other shareholder communication distributed by or on behalf of the Corporation or Board any information with respect to any proposed nomination or any Nominating Shareholder or Proposed Nominee.

(4)	The Board may, in its sole discretion, waive any requirement of this Article 1.

(5)

For the purposes of this Article 1, "public announcement" means disclosure in a news release disseminated by the Corporation through a national news service in Canada, or in a document filed by the Corporation for public access under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(6)

This Article 1 is subject to, and should be read in conjunction with, the Act and the articles of the Corporation. If there is any conflict or inconsistency between any provision of the Act or the articles and any provision of this Article 1, the provision of the Act or the articles will govern.

(7)	This by-law shall be interpreted and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in that province.

(8)

This by-law was approved and adopted by the Board on March 11, 2014 (the "Effective Date") and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date. Notwithstanding the foregoing, if this by-law is not approved by ordinary resolution of shareholders of the Corporation present in person or voting by proxy at the next meeting of those shareholders validly held following the Effective Date, then this by- law shall terminate and be void and of no further force and effect following the termination of such meeting of shareholders.

ARTICLE 2
ANNUAL OR SPECIAL MEETINGS OF SHAREHOLDERS

Section 2.1 Business to be Discussed

     No business may be transacted at an annual or special meeting of shareholders other than business that is either: (i) specified in the Corporation's notice of meeting (or any supplement thereto) given by or at the direction of the Board; (ii) otherwise properly brought before the meeting by or at the direction of the Board; or (iii) otherwise properly brought before the meeting by any shareholder of the Corporation who complies with the proposal procedures set forth in Section 2.2 below.

Section 2.2 New Business

     For business to be properly brought before a meeting by a shareholder of the Corporation, such shareholder must submit a proposal to the Corporation for inclusion in the Corporation's management proxy circular in accordance with the requirements of the Act; provided that any proposal that includes nominations for the election of directors shall also comply with the requirements of Article 1.

     This by-law was approved and adopted by the Board on March 11, 2014.

/s/ Randy Neely
Authorized Signatory

     This by-law was confirmed by ordinary resolution of the shareholders on June 10, 2014.

/s/ Ross G. Clarkson
Authorized Signatory